:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-8803

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 29, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Material Sciences Corporation
Full Name of Registrant

N.A.
Former Name if Applicable

2200 East Pratt Boulevard
Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

In connection with its year-end closing process, Material Sciences Corporation (the “company”) became aware of an investment asset that may be the property of the company or one or more of its pension plans. The asset has not previously been reflected in the company’s consolidated financial statements nor in the benefit plans sponsored by the company. As a result of the discovery of this asset, the company requires additional time to review and analyze the effect, if any, of this matter on the company’s consolidated financial statements for the year ended February 29, 2008. The company is working diligently to finalize such financial statements and complete its Annual Report on Form 10-K for the year ended February 29, 2008. The company intends to file its Annual Report on Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James M. Froisland, CFO	(847)	439-2210
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Please see comments above. This matter has the potential to significantly impact the results of operations and/or statement of financial position for the current fiscal year.

Material Sciences Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 15, 2008	By:	/s/ James M. Froisland
Name: James M. Froisland, Senior Vice President, Chief Financial Officer, Chief Information Officer and Corporate Secretary

ATTACHED EXPLANATION OF RESULTS OF OPERATIONS

As disclosed in the registrant’s Current Report on Form 8-K filed May 13, 2008:

For fiscal 2008, the registrant’s total net sales were $235,220,000 and it experienced a net loss of $5,990,000, compared with fiscal 2007 net sales of $262,627,000 and net income of $6,124,000.

For the last quarter of fiscal 2008, the registrant’s total net sales were $53,315,000 and it experienced a net loss of $5,138,000, compared with fiscal 2007 net sales of $58,897,000 and net income of $1,327,000.

The differences in revenue and net income were in large part due to decreased sales due to difficult market conditions effecting our sales to our largest customers (domestic auto makers and markets related to home construction). Reduced sales volumes reduced gross profit and net income.